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                                                                        Ex- 12.1

          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
      OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                            Mellon Bank Corporation
                            (parent Corporation)(a)

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                                                                                    Year ended December 31,
(dollar amounts in thousands)                               1996           1995           1994           1993            1992
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
1.   Income before income taxes and
      equity in undistributed net
      income (loss) of subsidiaries                     $349,900       $473,554       $434,035       $224,869        $137,594

2.   Fixed charges: interest expense,
      one-third of rental expense net
      of income from subleases, and
      amortization of debt issuance costs                101,010         96,971         95,193        110,739          79,709
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3.   Income before income taxes
      and equity in undistributed
      net income (loss) of subsidiaries,
      plus fixed charges (line 1 + line 2)              $450,910       $570,525       $529,228       $335,608        $217,303
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4.   Preferred stock dividend
      requirements(b)                                  $  68,503       $ 62,035       $124,260       $103,792       $  61,197
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5.   Ratio of earnings (as defined)
      to fixed charges (line 3 divided by line 2)           4.46           5.88           5.56           3.03            2.73

6.   Ratio of earnings (as defined)
      to combined fixed charges and
      preferred stock dividends
      [line 3 divided by (line 2 + line 4)]                 2.66           3.59           2.41           1.56            1.54
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

(a) The parent Corporation ratios include the accounts of Mellon Bank Corporation (the "Corporation"), Mellon Financial Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special purpose business trusts formed by the Corporation, that exist solely to issue Capital Securities. For purposes of computing these ratios, earnings represent parent Corporation income before taxes and equity in undistributed net income (loss) of subsidiaries, plus the fixed charges of the parent Corporation. Fixed charges represent interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, and amortization of debt issuance costs. Because the ratio excludes from earnings the equity in undistributed net income
       (loss) of subsidiaries, the ratio varies with the payment of dividends by such subsidiaries.

(b) Preferred stock dividend requirements for all years presented represent the pretax amount required to cover preferred stock dividends.